SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.1)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

E. William Bates, II

King & Spalding LLP

1185 Avenue of the Americas

New York, New York 10036

(212) 556-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

cc:
David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

David J. Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Marcus J. Williams Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, WA 98101

February 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 2 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Sprint Nextel Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 370,000,000*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 370,000,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 370,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.5%*
14.	TYPE OF REPORTING PERSON: HC

*	See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008 (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 1 to Statement on Schedule 13D (the “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 3 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Sprint HoldCo, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 370,000,000*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 370,000,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 370,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.5%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 4 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 61,764,705*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 61,764,705*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 61,764,705*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.1%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 5 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment I, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 12,352,941*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,352,941*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 6 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment II, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 12,352,941*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,352,941*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 7 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment III, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 12,352,941*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,352,941*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 8 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment IV, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 12,352,941*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,352,941*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 9 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment V, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 12,352,941*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,352,941*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 10 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Time Warner Cable Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 32,352,941*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 32,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,352,941*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.2%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 11 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Time Warner Cable LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 32,352,941*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 32,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,352,941*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.2%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 12 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 10,784,314*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 10,784,314*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,784,314*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 13 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 10,784,314*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 10,784,314*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,784,314*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 14 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 10,784,313*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 10,784,313*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,784,313*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 15 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Bright House Networks, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 5,882,353*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 5,882,353*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,882,353*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 16 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: BHN Spectrum Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 5,882,353*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 5,882,353*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,882,353*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 17 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Newhouse Broadcasting Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 5,882,353*
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 5,882,353*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,882,353*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 18 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Google Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 29,411,765
8. SHARED VOTING POWER: *
9. SOLE DISPOSITIVE POWER: 29,411,765
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,411,765*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1%*
14.	TYPE OF REPORTING PERSON: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 19 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Eagle River Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 36,911,291
8. SHARED VOTING POWER: *
9. SOLE DISPOSITIVE POWER: 36,911,291
10. SHARED DISPOSITIVE POWER: *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,911,291*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.8%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 20 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: Craig O. McCaw
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 38,739,623
8. SHARED VOTING POWER: *
9. SOLE DISPOSITIVE POWER: 38,739,623
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 38,739,623*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.6%*
14.	TYPE OF REPORTING PERSON: IN

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 21 of 40 Pages

CUSIP NO. 18538Q 105

13D

1.	NAME OF REPORTING PERSON: CWCI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 111,666
8. SHARED VOTING POWER: *
9. SOLE DISPOSITIVE POWER: 111,666
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 111,666*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%*
14.	TYPE OF REPORTING PERSON: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 22 of 40 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008 (the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a State of Washington limited liability company (“ERH”), Craig O. McCaw, an individual (“Mr. McCaw”), and CWCI LLC, a State of Washington limited liability company (“CWCI”, and collectively with ERH and Mr. McCaw, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.

In accordance with the Transaction Agreement, the number of shares of Class A Common Stock, Class B Common Stock and Clearwire Communications Class B Common Interests, as applicable, that each of the Investors received at the Closing was adjusted on February 26, 2009 (the “Adjustment Date”) in accordance with the post-closing adjustment mechanism specified in the Transaction Agreement. The post-closing adjustment was effected based on the floor price of $17.00 per share or interest, as applicable, since the volume weighted average share price of the Class A Common Stock on the Nasdaq Global Select Market over 15 randomly selected trading days during the 30-trading day period ending on and including the trading day prior to the Adjustment Date was less than $17.00 per share. As a result of such post-closing adjustment, each of the Investors received on the Adjustment Date additional shares of Class A Common Stock, Class B Common Stock and Clearwire Communications Class B Common Interests, as applicable, representing the additional shares or interests, as applicable, that each such Investor would have received at the Closing if a purchase price of $17.00 (instead of $20.00) per share or interest, as applicable, had been used to calculate the number of shares or interests, as applicable, receivable by each such Investor at the Closing. The number of Clearwire Communications Class B Common Interests and shares of Class B Common Stock received by Sprint HoldCo in connection with the Sprint Contribution was not adjusted.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by replacing the fourth paragraph under the subheading “Transaction Agreement” with the following:

Immediately following the post-closing adjustment:

•	Sprint remained the Issuer’s largest stockholder with approximately 48% of the Issuer’s voting power, on a fully-diluted basis;

•	the stockholders of Old Clearwire owned approximately 27% of the Issuer’s voting power, on a fully-diluted basis; and

•	the Investors collectively had received in the Transactions approximately 25% of the Issuer’s voting power, on a fully-diluted basis.

The as-adjusted purchase price of $17.00 per share or interest, as applicable, implies a total equity value of

Page 23 of 40 Pages

approximately $3.3 billion for the previously existing business of Old Clearwire and approximately $6.3 billion for the Sprint Contribution, but such implied values do not reflect current trading prices of the Clearwire Class A Common Stock or the values reflected in accordance with generally accepted accounting principles in Clearwire’s or Sprint’s financial statements.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:

(a)-(b) As of the Adjustment Date and as a result of (i) the Transactions, (ii) the Equityholders’ Agreement and (iii) the post-closing adjustment, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person (1):	Class A Common Stock (2)	% of Class A (2)	Class B Common Stock	% of Class B	% Voting
Sprint Entities (3)	370,000,000	65.5%	370,000,000	70.0%	51.1%
Comcast (4)	61,764,705	24.1%	61,746,705	11.7%	8.5%
Comcast I (5)	12,352,941	6.0%	12,352,941	2.3%	1.7%
Comcast II (5)	12,352,941	6.0%	12,352,941	2.3%	1.7%
Comcast III (5)	12,352,941	6.0%	12,352,941	2.3%	1.7%
Comcast IV (5)	12,352,941	6.0%	12,352,941	2.3%	1.7%
Comcast V (5)	12,352,941	6.0%	12,352,941	2.3%	1.7%
ERH (6)	36,911,291	18.8%	—	—	5.0%
Google (7)	29,411,765	15.1%	—	—	4.1%
TWC (8)	32,352,941	14.2%	32,352,941	6.1%	4.5%
TWC LLC (8)	32,352,941	14.2%	32,352,941	6.1%	4.5%
TWC I (9)	10,784,314	5.2%	10,784,314	2.0%	1.5%
TWC II (9)	10,784,314	5.2%	10,784,314	2.0%	1.5%
TWC III (9)	10,784,313	5.2%	10,784,313	2.0%	1.5%
Craig O. McCaw (10)	38,739,623	19.6%	—	—	5.0%
BHN Entities (11)	5,882,353	2.9%	5,882,353	1.1%	* %

*	Less than 1%
(1)	By virtue of the Equityholders’ Agreement entered into at the Closing, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 370,000,000 shares of Class A Common Stock beneficially owned by the Sprint Entities, 95,583,529 shares of Class A Common Stock beneficially owned by Intel (which includes 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield and 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment), 61,764,705 shares of Class A Common Stock beneficially owned by the Comcast Entities, 36,911,291 shares of Class A Common Stock beneficially owned by ERH (which includes 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH and 613,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 29,411,765 shares of Class A Common Stock beneficially owned by Google, 32,352,941 shares of Class A Common Stock beneficially owned by the TWC Entities and 5,882,353 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders have entered into the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

Page 24 of 40 Pages

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the Adjustment Date. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 190,006,706 shares of Class A Common Stock outstanding on February 23, 2009 plus 4,411,765 shares of Class A Common Stock issued to Google pursuant to the post-closing adjustment plus 588,235 shares of Class A Common Stock to be issued to an investor on the day following the Adjustment Date. As noted in Item 4 of the Schedule 13D, subject to certain limited exceptions, each share of Class B Common Stock, together with one Clearwire Communications Class B Common Interest, is not exchangeable, at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer until the 181st day after the Closing, but each Reporting Person that beneficially owns Class B Common Stock has included its shares of Class B Common Stock in the calculation of its respective ownership percentage of Class A Common Stock.
(3)	Consists of 370,000,000 shares of Class B Common Stock issued to Sprint HoldCo upon Closing.
(4)	Consists of 61,764,705 shares of Class B Common Stock issued to the Comcast Entities upon Closing and as adjusted by the post-closing adjustment. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V.
(5)	Consists of 12,352,941 shares of Class B Common Stock issued to each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V upon Closing and as adjusted by the post-closing adjustment.
(6)	Consists of 35,922,958 shares of Class A Common Stock, 375,000 shares of Class A Common Stock issuable on exercise of warrants and 613,333 shares of Class A Common Stock issuable on exercise of warrants. ERH is controlled by Mr. McCaw. The manager of ERH is ERI, an entity controlled by and wholly-owned by Mr. McCaw.
(7)	Consists of 29,411,765 shares of Class A Common Stock issued to Google upon Closing and as adjusted by the post-closing adjustment.
(8)	Consists of 32,352,941 shares of Class B Common Stock issued to the TWC Entities upon Closing and as adjusted by the post-closing adjustment. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.
(9)	Consists of 10,784,314; 10,784,314; and 10,784,313 shares of Class B Common Stock issued to TWC I, TWC II, and TWC III, respectively, upon Closing and as adjusted by the post-closing adjustment.
(10)	Consists of options to purchase 1,666,666 shares of Class A Common Stock, 111,666 shares of Class A Common Stock held by CWCI, 35,922,958 shares of Class A Common Stock issued to ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH and a restricted stock unit grant of 50,000 shares of Class A Common Stock, which grant expires on January 14, 2012. Mr. McCaw owns all of the voting membership interests in ERH and also controls and wholly-owns ERI, the manager of ERH.
(11)	Consists of 5,882,353 shares of Class A Common Stock issued to BHN Spectrum upon Closing and as adjusted by the post-closing adjustment.

Page 25 of 40 Pages

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D (as amended herein), (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-6 of the Schedule 13D (as amended herein), (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D (as amended herein), (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D (as amended herein), and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of February 26, 2009.

In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and are reporting their adjusted ownership separately on an Amendment No. 1 to Statement on Schedule 13D dated on or about February 27, 2009 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 95,583,529 shares of Class A Common Stock (which consists of 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment, 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield), representing 37.6% of the Class A Common Stock. For additional information regarding the Intel Entities, Intel Capital, Intel Cayman and Middlefield and their beneficial ownership, see the Intel 13D/A.

(c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D (as amended herein), (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-6 of the Schedule 13D (as amended herein), (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D (as amended herein), (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D (as amended herein), and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to February 26, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Registration Rights Agreements”:

On February 27, 2009, the Issuer is entering into a Joinder Agreement (the “Joinder Agreement”) with CW Investment Holdings LLC, a Washington limited liability company (the “Subscriber”), pursuant to which the Subscriber will be entitled to certain registration rights by becoming a party to specified sections of the Registration Rights Agreement. The Subscriber’s registration rights will include the right to request that its Registrable Securities (as such term is defined in the Registration Rights Agreement) be included when the Issuer registers any of its Common Stock, the right to demand registration of its Registrable Securities, and the right to include its Registrable Securities in a shelf registration (except that the Subscriber will not have the right to require an underwritten shelf Takedown (as such term is defined in the Registration Rights Agreement), but will have the right to participate in an underwritten Takedown), in each case, subject to the conditions and limitations set forth in the Registration Rights Agreement.

Page 26 of 40 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2009

Sprint Nextel Corporation

By	/s/ Timothy P. O’Grady
Name:	Timothy P. O’Grady
Title:	Vice President

Sprint HoldCo, LLC

By	/s/ Timothy P. O’Grady
Name:	Timothy P. O’Grady
Title:	Vice President

Comcast Corporation

By	/s/ Arthur R. Block
Name:	Arthur R. Block
Title:	Senior Vice President

Comcast Wireless Investment I, Inc.

By	/s/ Arthur R. Block
Name:	Arthur R. Block
Title:	Senior Vice President

Comcast Wireless Investment II, Inc.

By	/s/ Arthur R. Block
Name:	Arthur R. Block
Title:	Senior Vice President

Comcast Wireless Investment III, Inc.

By	/s/ Arthur R. Block
Name:	Arthur R. Block
Title:	Senior Vice President

Page 27 of 40 Pages

Comcast Wireless Investment IV, Inc.

By	/s/ Arthur R. Block
Name:	Arthur R. Block
Title:	Senior Vice President

Comcast Wireless Investment V, Inc.

By	/s/ Arthur R. Block
Name:	Arthur R. Block
Title:	Senior Vice President

Time Warner Cable Inc.

By	/s/ Satish Adige
Name:	Satish R. Adige
Title:	Senior Vice President, Investments

Time Warner Cable LLC

By	/s/ Satish Adige
Name:	Satish R. Adige
Title:	Senior Vice President, Investments

TWC Wireless Holdings I LLC

By	/s/ Satish Adige
Name:	Satish R. Adige
Title:	Senior Vice President, Investments

TWC Wireless Holdings II LLC

By	/s/ Satish Adige
Name:	Satish R. Adige
Title:	Senior Vice President, Investments

TWC Wireless Holdings III LLC

By	/s/ Satish Adige
Name:	Satish R. Adige
Title:	Senior Vice President, Investments

Bright House Networks, LLC

By	/s/ Leo Cloutier
Name:	Leo Cloutier
Title:	SVP, Strategy & Bus.Dev.

Page 28 of 40 Pages

BHN Spectrum Investments, LLC

By	/s/ Leo Cloutier
Name:	Leo Cloutier
Title:	SVP, Strategy & Bus.Dev.

Newhouse Broadcasting Corporation

By	/s/ Donald E. Newhouse
Name:	Donald E. Newhouse
Title:	President

Google Inc.

By	/s/ Kent Walker
Name:	Kent Walker
Title:	Vice President and General Counsel

Eagle River Holdings, LLC

By	/s/ Amit Mehta
Name:	Amit Mehta
Title:	VP

Craig O. McCaw

By	/s/ Craig O. McCaw
Name:	Craig O. McCaw

CWCI, LLC

By	/s/ Craig O. McCaw
Name:	Craig O. McCaw
Title:	CEO

Page 29 of 40 Pages

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT

Appendix A-1 of the Schedule 13D is amended by removing Barry West from the list of executive officers of Sprint.

Page 30 of 40 Pages

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT HOLDCO

Appendix A-2 of the Schedule 13D is amended by removing Barry West as President of Sprint HoldCo and changing the title of Charles R. Wunsch from Vice President to President of Sprint HoldCo.

Page 31 of 40 Pages

Appendix B-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

COMCAST

Appendix B-1 of the Schedule 13D is amended by deleting the rows for each of S. Decker Anstrom, Joseph J. Collins, J. Michael Cook, Brian L. Roberts and Ralph J. Roberts in their entirety and replacing them with the corresponding rows set forth below:

S. Decker Anstrom* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired President and Chief Operating Officer of Landmark Communications, Inc.	517 Mowbray Arch Norfolk, VA 23507

Joseph J. Collins* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of Aegis, LLC; Retired Chairman and Chief Executive Officer of Time Warner Cable	155 Long Neck Point Road Darien, CT 06820

J. Michael Cook* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Deloitte & Touche LLP; Chairman of the Department of Defense Audit Advisory Committee; Chairman Emeritus of the Board of Catalyst; Chairman of the Accountability Advisory Panel to the Comptroller General of the United States	980 Lake Avenue Greenwich, CT 06831

Brian L. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman, Chief Executive Officer and President

Ralph J. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Founder and Chairman Emeritus of the Board of Directors

*	Director

Page 32 of 40 Pages

Appendix C-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC

Appendix C-1 of the Schedule 13D as it relates to the Executive Officers and Directors of TWC is amended by changing the business address of all of the executive officers and directors (except Jeffrey L. Bewkes) to: c/o Time Warner Cable Inc., 60 Columbus Circle, New York, NY 10023. In addition, the present principal occupation of Thomas H. Castro is changed to President and Chief Executive Officer of El Dorado Capital (private investments).

Page 33 of 40 Pages

EXECUTIVE OFFICERS AND DIRECTORS

OF

TIME WARNER INC.

Appendix C-1 of the Schedule 13D as it relates to the Executive Officers and Directors of Time Warner Inc. is amended by replacing the table in its entirety with the following:

Pursuant to a Separation Agreement dated May 20, 2008, Time Warner Inc. and TWC agreed to legally and structurally separate on March 12, 2009.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors

Jeffrey L. Bewkes c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman of the Board and Chief Executive Officer of Time Warner Inc. (media and entertainment)	N/A

Herbert M. Allison, Jr. c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	President and Chief Executive Officer, Fannie Mae (government-sponsored entity to support the U.S. housing and mortgage markets)	3900 Wisconsin Ave., N.W. Washington, DC 20016-2892

James L. Barksdale[1] c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgland, MS 39157

Stephen F. Bollenbach c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	N/A

Frank J. Caufield c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Co-Founder and Partner Emeritus, Kleiner Perkins Caufield & Byers (venture capital firm)	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Robert C. Clark c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School 1563 Massachusetts Avenue Cambridge, MA 02138

Mathias Döpfner, a citizen of the Federal Republic of Germany c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman of the Board, Chief Executive Officer and Head of the Newspapers and International Divisions, Axel Springer AG, (newspaper and magazine publishing)	Axel Springer AG Axel-Springer-Straße 65 10888 Berlin

[1]	To the best knowledge of the TWC Entities, Mr. Barksdale owned 100,000 shares of Class A Common Stock as of February 26, 2009.

Page 34 of 40 Pages

Jessica P. Einhorn c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, NW, Washington, D.C. 20036

Reuben Mark c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Former Chairman, Colgate-Palmolive Company (consumer products)

Michael A. Miles c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Special Limited Partner, Forstmann Little & Company (private investment firm)	Forstmann Little & Company 767 Fifth Avenue New York, NY 10153

Kenneth J. Novack[2] c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC Chrysler Center 666 Third Avenue New York, NY 10017

Richard D. Parsons c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Former Chairman of the Board of Time Warner Inc. (media and entertainment)	N/A

Deborah C. Wright c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman of the Board, President and Chief Executive Officer, Carver Bancorp, Inc. and Carver Federal Savings Bank (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027-4512

Executive Officers

Edward I. Adler c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Corporate Communications, Time Warner Inc. (media and entertainment)

Paul T. Cappuccio c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President and General Counsel, Time Warner Inc. (media and entertainment)

Patricia Fili-Krushel c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Administration, Time Warner Inc. (media and entertainment)

John K. Martin, Jr. c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President and Chief Financial Officer, Time Warner Inc. (media and entertainment)

[2]	To the best knowledge of the TWC Entities, Mr. Novack owned 151 shares of Class A Common Stock as of February 26, 2009.

Page 35 of 40 Pages

Carol A. Melton c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Global Public Policy, Time Warner Inc. (media and entertainment)

Olaf Olafsson, a citizen of the Republic of Iceland c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Time Warner Inc. (media and entertainment)

Page 36 of 40 Pages

Appendix C-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC LLC

Appendix C-2 of the Schedule 13D is amended by changing the business address of all of the executive officers to: c/o Time Warner Cable Inc., 60 Columbus Circle, New York, NY 10023.

Page 37 of 40 Pages

Appendix C-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC I

Appendix C-3 of the Schedule 13D is amended by changing the business address of all of the executive officers to: c/o Time Warner Cable Inc., 60 Columbus Circle, New York, NY 10023.

Page 38 of 40 Pages

Appendix C-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC II

Appendix C-4 of the Schedule 13D is amended by changing the business address of all of the executive officers to: c/o Time Warner Cable Inc., 60 Columbus Circle, New York, NY 10023.

Page 39 of 40 Pages

Appendix C-5

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC III

Appendix C-5 of the Schedule 13D is amended by changing the business address of all of the executive officers to: c/o Time Warner Cable Inc., 60 Columbus Circle, New York, NY 10023.

Page 40 of 40 Pages

APPENDIX D-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

NBCo

Appendix D-3 of the Schedule 13D is amended by changing Robert J. Mirron’s title from Chairman/CEO of BHN to Chairman of BHN.